TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2009	2008	2009	2008

Revenues	666	791	2,007	2,302
Fuel and purchased power	(286)	(393)	(900)	(1,095)
	380	398	1,107	1,207
Operations, maintenance, and administration	144	161	525	474
Depreciation and amortization (Note 21)	111	108	346	312
Taxes, other than income taxes	5	5	17	15
	260	274	888	801
	120	124	219	406
Foreign exchange gain (loss)	1	(4)	4	(5)
Net interest expense (Note 9)	(36)	(33)	(102)	(101)
Equity loss	-	-	-	(97)
Other income (Note 11)	-	-	8	5
Earnings before non-controlling interests and income taxes	85	87	129	208
Non-controlling interests (Note 12)	3	15	27	38
Earnings before income taxes	82	72	102	170
Income tax expense (Note 7)	16	11	-	29
Net earnings	66	61	102	141
Retained earnings
Opening balance	610	640	688	763
Common share dividends	(58)	(53)	(172)	(161)
Common shares cancelled under NCIB (Note 13)	-	-	-	(95)
Closing balance	618	648	618	648
Weighted average number of common shares outstanding in the period	198	198	198	199

Net earnings per share, basic and diluted	0.34	0.31	0.52	0.71

See accompanying notes

TRANSALTA CORPORATION / Q3 2009   1

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

Unaudited	Sept. 30, 2009	Dec. 31, 2008
		(Note 2)
Cash and cash equivalents (Note 3)	86	50
Accounts receivable (Notes 3 and 19)	365	505
Collateral paid (Notes 2 and 3)	26	37
Prepaid expenses	13	6
Risk management assets (Notes 3, 4, and 5)	170	200
Future income tax assets	9	3
Income taxes receivable	70	61
Inventory (Note 6)	91	51
	830	913
Restricted cash (Note 3)	1	-
Long-term receivables (Note 10)	8	14
Property, plant, and equipment
Cost	10,357	9,932
Accumulated depreciation	(4,106)	(3,898)
	6,251	6,034
Goodwill (Note 21)	133	142
Intangible assets	161	213
Future income tax assets	213	248
Risk management assets (Notes 3, 4, and 5)	206	221
Other assets (Note 8)	67	39
Total assets	7,870	7,824
Accounts payable and accrued liabilities (Note 3)	458	667
Collateral received (Notes 2 and 3)	107	24
Risk management liabilities (Notes 3, 4, and 5)	52	148
Income taxes payable	11	15
Future income tax liabilities	13	14
Dividends payable	55	52
Current portion of long-term debt - recourse (Notes 3 and 9)	212	211
Current portion of long-term debt - non-recourse (Notes 3 and 9)	28	33
Current portion of asset retirement obligations (Note 10)	48	45
	984	1,209
Long-term debt - recourse (Notes 3 and 9)	2,666	2,332
Long-term debt - non-recourse (Notes 3 and 9)	194	232
Asset retirement obligations (Note 10)	231	252
Deferred credits and other long-term liabilities	132	122
Future income tax liabilities	618	596
Risk management liabilities (Notes 3, 4, and 5)	48	102
Non-controlling interests (Note 12)	484	469
Shareholders' equity
Common shares (Notes 13 and 14)	1,767	1,761
Retained earnings (Note 14)	618	688
Accumulated other comprehensive income (Note 14)	128	61
Total shareholders’ equity	2,513	2,510
Total liabilities and shareholders’ equity	7,870	7,824

Contingencies (Notes 17 and 19)
Commitments (Notes 4 and 18)
Subsequent events (Note 23)

2   TRANSALTA CORPORATION / Q3 2009

See accompanying notes

TRANSALTA CORPORATION / Q3 2009   3

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2009	2008	2009	2008

Net earnings	66	61	102	141
Other comprehensive (loss) income
(Losses) gains on translating net assets of self- sustaining foreign operations	(96)	27	(158)	89
Gains (losses) on financial instruments designated as hedges of self-sustaining foreign operations, net of tax(1)	72	(22)	103	(92)
Gains on derivatives designated as cash flow hedges, net of tax(2)	11	441	225	53
Reclassification of derivatives designated as cash flow hedges to balance sheet, net of tax(3)	-	2	(8)	7
Reclassification of derivatives designated as cash flow hedges to net earnings, net of tax(4)	(38)	35	(95)	58
Other comprehensive (loss) income	(51)	483	67	115
Comprehensive income	15	544	169	256

(1) Net of income tax expense of $12 million and $21 million for the three and nine months ended Sept. 30, 2009 (2008 - $5 million and $13 million recovery), respectively.
(2) Net of income tax recovery of $2 million and expense of $96 million for the three and nine months ended Sept. 30, 2009 (2008 - $246 million and $43 million expense), respectively.
(3) Net of income tax recovery of nil and $3 million for the three and nine months ended Sept. 30, 2009 (2008 - nil and $2 million expense), respectively.
(4) Net of income tax recovery of $21 million and $52 million for the three and nine months ended Sept. 30, 2009 (2008 - $14 million and $26 million expense), respectively.

See accompanying notes

4   TRANSALTA CORPORATION / Q3 2009

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2009	2008	2009	2008

Operating activities
Net earnings	66	61	102	141
Depreciation and amortization (Note 21)	116	105	359	316
Gain on sale of equipment	-	-	-	(5)
Non-controlling interests	3	15	27	38
Asset retirement obligation accretion (Note 10)	5	5	17	16
Asset retirement costs settled (Note 10)	(11)	(14)	(27)	(26)
Future income taxes	4	(1)	-	(12)
Unrealized (gain) loss from risk management activities	(1)	(4)	(1)	11
Unrealized foreign exchange (gain) loss	(4)	4	(15)	5
Equity loss	-	-	-	97
Other non-cash items	-	4	1	(2)
	178	175	463	579
Change in non-cash operating working capital balances	16	27	(129)	31
Cash flow from operating activities	194	202	334	610
Investing activities
Additions to property, plant, and equipment	(269)	(306)	(681)	(695)
Proceeds on sale of property, plant, and equipment	4	5	5	26
Proceeds on sale of minority interest in Kent Hills (Note 11)	-	-	29	-
Restricted cash	1	2	(1)	247
Income tax receivable	-	(8)	-	(8)
Realized (losses) gains on financial instruments	(2)	14	(16)	37
Loan to equity investment	-	-	-	(245)
Net (decrease) increase in collateral received from counterparties	(15)	-	105	-
Net decrease in collateral paid to counterparties	2	-	9	-
Settlement of adjustments on sale of Mexican investment	-	-	(7)	-
Other	9	1	(5)	12
Cash flow used in investing activities	(270)	(292)	(562)	(626)
Financing activities
Net increase in credit facilities	182	308	300	107
Repayment of long-term debt	(2)	(110)	(20)	(240)
Issuance of long-term debt	-	-	200	502
Dividends paid on common shares	(58)	(58)	(169)	(163)
Funds paid to repurchase common shares under NCIB (Note 14)	-	(4)	-	(130)
Realized (losses) gains on financial instruments	-	(1)	-	12
Distributions paid to subsidiaries' non-controlling interests	(7)	(25)	(40)	(69)
Other	(5)	(1)	(5)	12
Cash flow from financing activities	110	109	266	31
Cash flow from operating, investing, and financing activities	34	19	38	15
Effect of translation on foreign currency cash	(2)	(3)	(2)	-
Increase in cash and cash equivalents	32	16	36	15
Cash and cash equivalents, beginning of period	54	50	50	51
Cash and cash equivalents, end of period	86	66	86	66
Cash taxes paid (recovered)	3	(8)	35	52
Cash interest paid	12	8	78	75

See accompanying notes

TRANSALTA CORPORATION / Q3 2009   5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1.

 ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (“TransAlta” or “the Corporation”) annual consolidated financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements.

These unaudited interim consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of the results.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.  Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as those used in the Corporation’s most recent annual consolidated financial statements, except as explained below.

2.

ACCOUNTING CHANGES

Certain comparative figures have been reclassified to conform to the current period's presentation.  These reclassifications did not impact previously reported net earnings or retained earnings.

Classification of Collateral

During 2009, collateral paid to counterparties was reclassified on the Consolidated Balance Sheets from accounts receivable to collateral paid in order to be presented separately.  In 2008, $37 million was also reclassified in order to present comparable figures.

During 2009, collateral received from counterparties was reclassified on the Consolidated Balance Sheets from accounts payable to collateral received in order to be presented separately.  In 2008, $24 million was also reclassified in order to present comparable figures.

Classification of Debt

The Corporation's credit facilities extend for more than one year, and as a result the outstanding balance of the Corporation’s credit facilities have been reclassified from short-term debt to recourse long-term debt on the Consolidated Balance Sheets.  In 2008, $443 million was reclassified in order to present comparable figures.

6   TRANSALTA CORPORATION / Q3 2009

Current Accounting Changes

Financial Instruments – Recognition and Measurement

On June 17, 2009, the Accounting Standards Board of Canada (“AcSB”) released Embedded Derivatives on Reclassification of Financial Assets, amending Section 3855, Financial Instruments – Recognition and Measurement.  The amendment indicates that contracts with embedded derivatives cannot be reclassified out of the held for trading category if the embedded derivative cannot be fair valued.  The implementation of this standard did not have a material impact upon the consolidated financial statements.

Credit Risk

On Jan. 1, 2009, the Corporation adopted the Emerging Issues Committee (“EIC”) Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  Under EIC–173, an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments.  Disclosure required as a result of adopting this standard can be found in Note 4.

Deferral of Costs and Internally Developed Intangibles

On Jan. 1, 2009, the Corporation adopted Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 further defines that an internally developed intangible asset must demonstrate technical feasibility, an intention for use or sale, the generation of future economic benefits, and adequate access to resources to complete the development of the intangible asset in order to be able to capitalize associated costs.  The implementation of this standard did not have a material impact upon the consolidated financial statements.

Mining Exploration Costs

On Jan. 1, 2009, the Corporation adopted EIC–174, Mining Exploration Costs.  EIC–174 provides guidance on the capitalization of mining exploration costs, particularly when mining reserves have not been proven. The EIC also defines when an impairment test should be performed on previously capitalized costs.  The implementation of this standard did not have a material impact upon the consolidated financial statements.

Future Accounting Changes

Financial Instruments – Disclosures

On July 29, 2009, the AcSB released Impairment of Financial Assets, amending Section 3855, Financial Instruments – Recognition and Measurement. The amendments changed the categories into which debt instruments could be classified and the impairment requirements for certain financial assets.  Consequential amendments to Section 3025, Impaired Loans, were made to incorporate these changes. This standard will be effective for TransAlta for the annual period ending Dec. 31, 2009 and its adoption is not anticipated to have a material impact upon the consolidated financial statements.

TRANSALTA CORPORATION / Q3 2009   7

In June 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments. This standard will be effective for TransAlta for the annual period ending Dec. 31, 2009. It is not anticipated that the impacts of adopting this standard will be significant, as many of the expanded disclosure requirements are already provided as part of the Corporation’s existing financial instrument disclosures.

IFRS (“International Financial Reporting Standards”) Convergence

On May 8, 2009, the AcSB re-confirmed that IFRS will be required for interim and annual financial statements commencing on Jan. 1, 2011, with appropriate comparative IFRS financial information for 2010. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that will be addressed as part of the convergence project.  The project is on track and is currently in the solution development and implementation phase.  Cross-functional, issue-specific teams have been established to analyze the impacts of adopting IFRS, and focus on developing and implementing specific solutions for convergence.

A steering committee, comprised of senior representatives across the Corporation, has been established to monitor the progress and critical decisions in the transition to IFRS, and continues to meet regularly.  Quarterly updates are provided to the Audit and Risk Committee. The Corporation is continuing to assess the impact of adopting these standards on the consolidated financial statements.

8   TRANSALTA CORPORATION / Q3 2009

3.

FINANCIAL INSTRUMENTS

A.

Analysis of Financial Assets and Liabilities by Measurement Basis

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.  The disclosures in the “Financial Instruments and Hedges” section of Note 1(N) to the Corporation’s 2008 annual consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.  The following table classifies the carrying amounts of the financial assets and liabilities by category:

Carrying value of financial instruments as at Sept. 30, 2009
	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	-	-	86	-	86
Accounts receivable	-	-	365	-	365
Collateral paid	-	-	26	-	26
Risk management assets
Current	143	27	-	-	170
Long-term	201	5	-	-	206
Restricted cash	-	-	1	-	1
Financial liabilities			.
Accounts payable and accrued liabilities	-	-	-	458	458
Collateral received	-	-	-	107	107
Risk management liabilities
Current	28	24	-	-	52
Long-term	44	4	-	-	48
Long-term debt - recourse(1)	-	-	-	2,878	2,878
Long-term debt - non-recourse(1)	-	-	-	222	222

Carrying value of financial instruments as at Dec. 31, 2008
	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	-	-	50	-	50
Accounts receivable	-	-	505	-	505
Collateral paid	-	-	37	-	37
Risk management assets
Current	121	79	-	-	200
Long-term	220	1	-	-	221
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	667	667
Collateral received	-	-	-	24	24
Risk management liabilities
Current	74	74	-	-	148
Long-term	96	6	-	-	102
Long-term debt - recourse(1)	-	-	-	2,543	2,543
Long-term debt - non-recourse(1)	-	-	-	265	265
(1) Includes current portion.

TRANSALTA CORPORATION / Q3 2009   9

B.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable and willing parties who are under no compulsion to act.  Fair values can be determined by reference to prices for that instrument in active markets to which the Corporation has access.  In the absence of an active market, the Corporation determines fair values based on valuation models or by reference to other similar products in active markets.

Fair values determined using valuation models require the use of assumptions.  In determining those assumptions, the Corporation looks primarily to external readily observable market inputs.  In limited circumstances, the Corporation uses inputs that are not based on observable market data.

I.  Level Determinations and Classifications

The Level I, II and III classifications in the fair value hierarchy utilized by the Corporation are defined as follows:

Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access.  In determining Level I Energy Trading fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange (“NYMEX”).

Level II

Fair values are determined using inputs other than unadjusted quoted prices that are observable for the asset or liability, either directly or indirectly.

Energy Trading fair values falling within the Level II category are determined through the use of quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and location differentials.  The Corporation includes over-the-counter derivatives with values based upon observable commodity futures curves and derivatives with input validated by broker quotes or other publicly available market data providers in Level II.  Level II fair values also include fair values determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of Other Risk Management Assets and Liabilities, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates.  For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

Level III

Fair values are determined using inputs for the asset or liability that are not readily observable.

In limited circumstances, Energy Trading may enter into commodity transactions involving non-standard features for which market-observable data is not available.  In these cases, Level III fair values are determined using valuation techniques with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles, and/or volatilities and correlations between products derived from historical prices.

10   TRANSALTA CORPORATION / Q3 2009

The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based upon the lowest level input that is significant to the derivation of the fair value.

The fair values of the Corporation’s financial assets and liabilities are outlined below:

	Fair value (1)				Total carrying value
As at Sept. 30, 2009	Level I	Level II	Level III	Total
Financial assets and liabilities measured at fair value
Net risk management assets (2)	-	272	4	276	276

Financial assets and liabilities measured at other than fair value
Long-term debt	-	3,136	-	3,136	3,100

	Fair value (1)				Total carrying value
As at Dec. 31, 2008	Level I	Level II	Level III	Total
Financial assets and liabilities measured at fair value
Net risk management assets (2)	1	170	-	171	171

Financial assets and liabilities measured at other than fair value
Long-term debt	-	2,542	-	2,542	2,808

(1) Excludes financial assets and liabilities where book value approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, restricted cash, accounts receivable, collateral paid, accounts payable, collateral received, and accrued liabilities).

(2) Includes Energy Trading and Other Risk Management Assets and Liabilities on a net basis (Note 4).

II.  Fair Values Determined Using Valuation Models (Levels II & III)

Fair values determined using valuation models require the use of assumptions.  Where assumptions and inputs are based on readily observable market data, the fair values are categorized as Level II.  The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as applicable.

Where the fair values have been developed using valuation models based on unobservable or internally developed assumptions or inputs (Level III Energy Trading Risk Management fair values), the key inputs include historical data such as plant performance, volatilities and correlations between products derived from historical prices, congestion on transmission paths, or demand profiles for individual non-standard deals and structured products.

The effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the Level III Energy Trading fair values are determined at Sept. 30, 2009 is estimated to be +/- $1 million (Dec. 31, 2008 – nil).  This estimate is based on a +/- one standard deviation move from the mean.

The total change in fair value estimated using a valuation technique with unobservable inputs, for financial assets and liabilities measured and recorded at fair value, that was recognized in pre-tax earnings for the nine months ended Sept. 30, 2009 was $1 million (Sept. 30, 2008 – $16 million gain).  A reconciliation of the movements in Risk Management fair values by Level, as well as additional Level III gain (loss) information can be found in Note 4.

TRANSALTA CORPORATION / Q3 2009   11

C.

 Inception Gains and Losses

The majority of the Corporation’s derivatives have quoted market prices on active exchanges or over-the-counter quotes available from brokers.  However, some derivatives are not traded on an active exchange requiring the use of internal valuation techniques or models.

In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (“the transaction price”) and the amount calculated through a valuation model.  This unrealized gain or loss at inception is recognized in net earnings only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs.  Where these criteria are not met, the difference is deferred on the Balance Sheet in Energy Trading Risk Management Assets or Liabilities, and is recognized in earnings over the term of the related contract.  The difference between the transaction price and the valuation model yet to be recognized in net earnings and a reconciliation of changes during the period is as follows:

As at	Sept. 30, 2009	Sept. 30, 2008
Unamortized gain at beginning of period	2	3
Amortization recorded in earnings	(2)	(2)
Unamortized gain at end of period	-	1

D.

Nature and Extent of Risks Arising from Financial Instruments

I.  Market Risk

a.  Commodity Price Risk – Proprietary Trading

Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur.   Value at Risk (“VaR”) at Sept. 30, 2009 associated with the Corporation’s proprietary trading activities was $5 million (Dec. 31, 2008 – $6 million).

b.  Commodity Price Risk - Generation

VaR at Sept. 30, 2009 associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $53 million (Dec. 31, 2008 – $86 million).

The Corporation’s policy on asset-backed transactions is to seek normal purchase / normal sale (“NPNS”) contract status or hedge accounting treatment.  For positions and economic hedges that do not meet hedge accounting requirements or short-term optimization transactions, such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs.  VaR at Sept. 30, 2009 associated with the Corporation’s commodity derivative instruments used in the generation segment, but which are not designated as hedges, was nil (Dec. 31, 2008 – nil).

12   TRANSALTA CORPORATION / Q3 2009

c.  Interest Rate Risk

The possible effect on pre-tax earnings and Other Comprehensive Income (“OCI”), due to changes in market interest rates affecting the Corporation’s floating rate debt, interest-bearing assets, and held for trading and hedging interest rate derivatives outstanding at the Consolidated Balance Sheet date, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a 50 basis point increase or decrease is a reasonable potential change in market interest rates over the next quarter and is consistent with a +/- one standard deviation move from the mean.

	9 months ended Sept. 30
	2009		2008
	Net earnings increase (1)	OCI loss (1)	Net earnings increase (1)	OCI loss (1)
50 basis point change	3	(8)	3	-

(1) This calculation assumes a decrease in market interest rates. An increase would have the opposite effect.

d.  Currency Risk

The foreign currency risk sensitivities outlined below are limited to the risks that arise on financial instruments denominated in currencies other than the functional currency.

The possible effect on pre-tax earnings and OCI, due to changes in foreign exchange rates associated with financial instruments outstanding at the Consolidated Balance Sheet date, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a five cent increase or decrease in these currencies relative to the Canadian dollar is a reasonable potential change over the next quarter and is consistent with a +/- one standard deviation move from the mean.

	9 months ended Sept. 30
	2009		2008
Currency	Net earnings decrease (1)	OCI gain (1), (2)	Net earnings decrease (1)	OCI gain (1), (2)
Euro	-	-	-	2
U.S.	(1)	2	(1)	2
AUD	(2)	-	(2)	-
Total	(3)	2	(3)	4
(1) These calculations assume an increase in the value of these currencies relative to the Canadian dollar. A decrease would have the opposite effect.
(2) The foreign exchange impact related to financial instruments used as the hedging instruments in the net investment hedges have been excluded.

II.  Credit Risk

At Sept. 30, 2009, TransAlta did not have any counterparties whose net settlement position accounted for greater than 10 per cent of the total trade receivables outstanding at the end of the period.

TRANSALTA CORPORATION / Q3 2009   13

The Corporation’s maximum exposure to credit risk at Sept. 30, 2009 and at Dec. 31, 2008, without taking into account collateral held, is represented by the current carrying amounts of accounts receivable and risk management assets as per the Consolidated Balance Sheets.  Letters of credit and cash are the primary types of collateral held as security related to these amounts.  The maximum credit exposure to any one customer for commodity trading operations and hedging, excluding the California market receivables and including the fair value of open trading, net of any collateral held, at Sept. 30, 2009 was $48 million (Dec. 31, 2008 – $105 million).

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for counterparties.  The following table outlines the distribution, by credit rating, of financial assets as at Sept. 30, 2009:

	Investment grade	Non-investment grade	Total
	%	%	%
Accounts receivable	92	8	100
Risk management assets	100	-	100

The Corporation utilizes an allowance for doubtful accounts to record potential credit losses associated with trade receivables.   A reconciliation of the account for the period is presented below:

As at	Sept. 30, 2009	Dec. 31, 2008
Allowance at beginning of period	57	46
Change in foreign exchange rates	(7)	11
Allowance at end of period	50	57

At Sept. 30, 2009, the Corporation did not have any significant past due trade receivables.

III.  Liquidity Risk

A maturity analysis for the Corporation’s financial assets and liabilities is as follows:

	2009	2010	2011	2012	2013	2014 and thereafter	Total
Accounts payable and accrued liabilities	458	-	-	-	-	-	458
Collateral received	107	-	-	-	-	-	107
Debt (1)	220	29	252	772	678	1,152	3,103
Energy Trading risk management assets (2)	(49)	(77)	(80)	(70)	(10)	-	(286)
Other risk management (assets) liabilities (3)	(1)	11	(8)	-	-	8	10
Interest on long-term debt	45	147	135	116	102	547	1,092
Total	780	110	299	818	770	1,707	4,484
(1) Excludes impact of hedge accounting.
(2) Energy Trading risk management assets are comprised of net risk management assets and liabilities, where the net result is an asset (Note 4).
(3) Other risk management assets and liabilities are comprised of net risk management assets and liabilities (Note 4).

E.

Financial Assets Provided as Collateral

At Sept. 30, 2009, $76 million (Dec. 31, 2008 – $63 million) of financial assets, consisting of bank accounts and accounts receivable,  related to the Corporation’s proportionate share of CE Generation, LLC (“CE Gen”) have been pledged as collateral for certain CE Gen debt.  Should any defaults occur, the debt-holders would have first claim on these assets.

14   TRANSALTA CORPORATION / Q3 2009

At Sept. 30, 2009, the Corporation provided $26 million (Dec. 31, 2008 – $37 million) in cash as collateral to regulated clearing agents as security for commodity trading activities.  These funds are held in segregated accounts by the clearing agents.

F.

Financial Assets Held as Collateral

At Sept. 30, 2009, the Corporation received $107 million (Dec. 31, 2008 – $24 million) in cash collateral associated with counterparty obligations.  Under the terms of the contract, the Corporation may be obligated to pay interest on the outstanding balance and to return the principal when the counterparty has met its contractual obligations, or when the amount of the obligation declines as a result of changes in market value.  Interest payable to the counterparties on the collateral received is calculated in accordance with each contract.

G.

Gains and Losses on Financial Instruments

The Corporation’s Commercial Operations & Development (“COD”) segment utilizes a variety of derivatives in its proprietary trading activities, including certain commodity hedging activities that do not qualify for hedge accounting or where a choice was made not to apply hedge accounting as well as other contracting activities, and the related assets and liabilities are classified as held for trading.  The net realized and unrealized gains or losses from changes in the fair value of derivatives are reported as revenue in the period the change occurs.  For the three months ended Sept. 30, 2009, the COD segment recognized a net unrealized gain of $1 million (Sept. 30, 2008 – $3 million net unrealized loss). For the nine months ended Sept. 30, 2009, the COD segment recognized a net unrealized loss of nil (Sept. 30, 2008 – $2 million net unrealized gain).

The Corporation’s Generation segment utilizes a variety of derivatives in its operations, including certain commodity hedges that do not qualify for hedge accounting or where a choice was made not to apply hedge accounting as well as other contracting activities, and the related assets and liabilities are classified as held for trading.  The net unrealized gains or losses from changes in the fair value of derivatives are reported as revenue in the period the change occurs. For the three months ended Sept. 30, 2009, the Generation segment recognized a net unrealized gain of nil (Sept. 30, 2008 – $8 million net unrealized gain).  For the nine months ended Sept. 30, 2009, the Generation segment recognized a net unrealized gain of $1 million (Sept. 30, 2008 – $11 million net unrealized loss).

Net interest expense as reported on the Consolidated Statements of Earnings includes interest income and expense, respectively, on the Corporation’s interest-bearing financial assets, primarily cash and restricted cash, and its interest-bearing financial liabilities, primarily short- and long-term debt.  Interest expense is calculated using the effective interest rate method (Note 9).  Interest rate derivatives that are not designated as hedges are classified as held for trading and are marked-to-market each reporting period with the net gain or loss recorded in net interest expense.

Foreign exchange derivatives that are not designated as hedges are also classified as held for trading, with the net foreign exchange gain or loss on Energy Trading derivatives recorded in revenue, and the net gain or loss on other foreign exchange derivatives recorded in foreign exchange gain or loss on the Consolidated Statements of Earnings.

Other derivatives that are not designated as hedges are also classified as held for trading, with the net gain or loss recorded in operations, maintenance, and administration expense.  Other derivatives consist of a total return swap that fixes a portion of the settlement cost of certain employee compensation and deferred share unit programs.  The total return swap is cash settled every quarter.

TRANSALTA CORPORATION / Q3 2009   15

The table below summarizes the net realized and unrealized gains and losses included in net earnings that are associated with derivatives not designated as hedges:

	3 months ended Sept. 30		9 months ended Sept. 30
	2009	2008	2009	2008
Losses on interest rate derivatives	-	(1)	(1)	(3)
Gains on foreign exchange derivatives	3	10	2	7
Losses on other derivatives	-	-	(1)	-

4.

RISK MANAGEMENT ASSETS AND LIABILITIES

Aggregate risk management assets and liabilities are as follows:

As at	Sept. 30, 2009			Dec. 31, 2008
Balance Sheet - Totals	Energy Trading	Other	Total	Energy Trading	Other	Total
Risk management assets
Current	165	5	170	176	24	200
Long-term	186	20	206	187	34	221
Risk management liabilities
Current	40	12	52	142	6	148
Long-term	25	23	48	57	45	102
Net risk management assets (liabilities)	286	(10)	276	164	7	171

Energy Trading

The risk management assets and liabilities related to Energy Trading are as follows:

As at	Sept. 30, 2009			Dec. 31, 2008
Balance Sheet - Energy Trading	Hedges	Non-hedges	Total	Total
Risk management assets
Current	141	24	165	176
Long-term	181	5	186	187
Risk management liabilities
Current	19	21	40	142
Long-term	21	4	25	57
Net risk management assets	282	4	286	164

16   TRANSALTA CORPORATION / Q3 2009

The following table summarizes the key factors impacting the fair value of the Corporation’s Energy Trading net risk management assets and liabilities separately by source of valuation during the nine months ended Sept. 30, 2009:

	Hedges			Non-hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets at Dec. 31, 2008	-	163	-	1	-	-	1	163	-
Changes attributable to:
Commodity price changes	-	149	-	-	-	-	-	149	-
New contracts entered	-	21	-	-	(2)	1	-	19	1
Contracts settled	-	(30)	-	(1)	5	-	(1)	(25)	-
Change in foreign exchange rates	-	(21)	-	-	-	-	-	(21)	-
Transfers in/out of Level III	-	(3)	3	-	-	-	-	(3)	3
Net risk management assets (liabilities) at Sept. 30, 2009	-	279	3	-	3	1	-	282	4
Additional Level III gain (loss) information:
Change in fair value included in OCI			3			-			3
Change in fair value included in earnings before income taxes			-			1			1
Change in fair value included in earnings before income taxes relating to those net assets (liabilities) held at Sept. 30, 2009			-			1			1

To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within the gross margin of the COD and Generation business segments.

The anticipated settlement of the above contracts over each of the next five calendar years and thereafter is as follows:

		2009	2010	2011	2012	2013	2014 and thereafter	Total
Hedges	Level I	-	-	-	-	-	-	-
	Level II	43	77	79	70	10	-	279
	Level III	1	1	1	-	-	-	3
Non-hedges	Level I	-	-	-	-	-	-	-
	Level II	4	(1)	-	-	-	-	3
	Level III	1	-	-	-	-	-	1
Total by level	Level I	-	-	-	-	-	-	-
	Level II	47	76	79	70	10	-	282
	Level III	2	1	1	-	-	-	4
Total net assets		49	77	80	70	10	-	286

TRANSALTA CORPORATION / Q3 2009   17

The Corporation’s outstanding Energy Trading derivative financial instruments at Sept. 30, 2009 are summarized below:

	Electricity (MWh)	Natural gas (GJ)	Transmission (MWh)	Coal (tonnes)	Emissions (tonnes)	Oil (gallons)
Units (000s)
Derivative financial instruments designated as hedges
Notional Amounts
Purchases	-	2,056	-	-	-	22,092
Sales	25,571	-	-	-	-	-

Derivative financial instruments held for trading (non-hedges)
Notional Amounts
Purchases	14,572	189,070	230	98	175	-
Sales	14,269	198,891	-	98	175	-

Other Risk Management Assets and Liabilities

The risk management assets and liabilities related to other non-Energy Trading are as follows:

As at	Sept. 30, 2009			Dec. 31, 2008
Balance Sheet - Other	Hedges	Non-hedges	Total	Total
Risk management assets
Current	2	3	5	24
Long-term	20	-	20	34
Risk management liabilities
Current	9	3	12	6
Long-term	23	-	23	45
Net risk management (liabilities) assets	(10)	-	(10)	7

The following table summarizes the key factors impacting the fair value of the Corporation’s other net risk management assets and liabilities during the nine months ended Sept. 30, 2009:

	Hedges	Non-hedges	Total
Net risk management assets (liabilities) at Dec. 31, 2008	8	(1)	7
Changes attributable to:
Market price changes	(13)	-	(13)
New contracts entered	(31)	-	(31)
Contracts settled	26	1	27
Net risk management (liabilities) assets at Sept. 30, 2009	(10)	-	(10)

Changes in non-Energy risk management assets and liabilities related to hedge positions are reflected within net earnings when such transactions have settled during the period or when ineffectiveness exists in the hedging relationship.  So as long as these hedges remain effective and qualify for hedge accounting, the change in value of existing and new contracts will be deferred in OCI until settlement of the instrument or reduction in the net investment in the foreign operations.

18   TRANSALTA CORPORATION / Q3 2009

The anticipated settlement of the above contracts over each of the next five calendar years and thereafter is as follows:

	2009	2010	2011	2012	2013	2014 and thereafter	Total
Hedges	(1)	(9)	8	-	-	(8)	(10)
Non-hedges	2	(2)	-	-	-	-	-
Total net assets (liabilities)	1	(11)	8	-	-	(8)	(10)

Additional information related to other risk management assets and liabilities designated as hedges and non-hedges are outlined below:

A.  Hedges

I.  Hedges of Foreign Operations

U.S. dollar denominated long-term debt with a face value of U.S.$1,100 million (Dec. 31, 2008 – U.S.$1,100 million), and a U.S. dollar denominated credit facility with a face value of U.S.$300 million (Dec. 31, 2008 – U.S.$238 million) have been designated as a part of the hedge of TransAlta’s net investment in self-sustaining foreign operations.

The Corporation has also hedged a portion of its net investment in self-sustaining foreign operations with cross-currency interest rate swaps and foreign currency forward sales (purchase) contracts as shown below:

a.  Cross-Currency Interest Rate Swap

Outstanding asset (liability) resulting from cross-currency interest rate swap is as follows:

Sept. 30, 2009			Dec. 31, 2008
Notional amount	Fair value liability	Maturity	Notional amount	Fair value asset	Maturity
AUD34	(2)	2010	AUD34	2	2009

b.  Foreign Currency Contracts

Outstanding foreign currency forward sales (purchase) contracts are as follows:

Sept. 30, 2009			Dec. 31, 2008
Notional amount	Fair value (liability) asset	Maturity	Notional amount	Fair value liability	Maturity
AUD110	(1)	2009	AUD108	(1)	2009
U.S.(161)	2	2009	U.S.(107)	(1)	2009

TRANSALTA CORPORATION / Q3 2009   19

II.  Hedges of Future Foreign Currency Obligations

TransAlta’s future foreign currency obligations are primarily related to foreign denominated capital asset purchases.  The Corporation has hedged a portion of these obligations through forward purchase contracts as follows:

Sept. 30, 2009				Dec. 31, 2008
Amount	Amount	Fair value		Amount	Amount	Fair value
sold	purchased	(liability) asset	Maturity	sold	purchased	asset	Maturity
87	U.S.74	(7)	2010	51	U.S.48	8	2009-2010
U.S.13	15	-	2010	-	-	-	-
AUD4	U.S.3	-	2010	-	-	-	-
EUR1	U.S.1	-	2009	-	-	-	-
U.S.1	EUR1	-	2009	-	-	-	-
1	EUR0	-	2009	84	EUR57	13	2009

III.  Interest Rate Risk Management

The Corporation has converted a portion of its fixed interest rate debt, with rates ranging from 6.6 per cent to 6.65 per cent, to floating rate debt through interest rate swaps as shown below:

Sept. 30, 2009			Dec. 31, 2008
Notional amount	Fair value asset	Maturity	Notional amount	Fair value asset	Maturity
100	8	2011	100	12	2011
U.S.100	12	2018	U.S.100	21	2018

Including the interest rate swaps above, 30 per cent of the Corporation’s debt is subject to floating interest rates (Dec. 31, 2008 – 24 per cent).

The Corporation also has an outstanding forward start interest rate swap that converts floating rate debt into fixed rate debt.  The commencement date for this swap is March 5, 2010, with fixed rates ranging from 3.5 per cent to 4.6 per cent, as shown below:

Sept. 30, 2009			Dec. 31, 2008
Notional amount	Fair value liability	Maturity	Notional amount	Fair value liability	Maturity
U.S.300	(22)	2020	U.S.300	(46)	2019

B.  Non-Hedges

I.  Cross-Currency Interest Rate Swaps

Cross-currency interest rate swaps are periodically entered into in order to limit the Corporation’s exposure to fluctuations in foreign exchange and interest rates.  The asset (liability) resulting from an outstanding cross-currency interest rate swap is as follows:

Sept. 30, 2009			Dec. 31, 2008
Notional amount	Fair value liability	Maturity	Notional amount	Fair value asset	Maturity
AUD21	(3)	2010	AUD41	1	2009

20   TRANSALTA CORPORATION / Q3 2009

II.  Foreign Exchange Forward Contracts and Total Return Swaps

The Corporation periodically enters into foreign exchange forwards to hedge future foreign denominated revenues and expenses for which hedge accounting is not pursued.  These items are classified as held for trading, and changes in the fair values associated with these transactions are recognized in net earnings.

Outstanding notional amounts and fair values with these forward sales (purchases) are as follows:

Sept. 30, 2009			Dec. 31, 2008
Notional amount	Fair value (liability) asset	Maturity	Notional amount	Fair value liability	Maturity
AUD7	-	2009	-	-	-
U.S.30	3	2010	U.S.90	(2)	2009

The Corporation also has certain compensation and deferred share units programs, the values of which depend on the common share price of the Corporation.  The Corporation has fixed a portion of the settlement cost of these programs by entering into a total return swap for which hedge accounting has not been chosen.  The total return swap is cash settled every quarter based upon the difference between the fixed price and the market price of the Corporation’s common shares at the end of each quarter (Note 3).

C.  Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.  If a material adverse event resulted in the Corporation’s senior unsecured debt to fall below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at Sept. 30, 2009 the Corporation had posted collateral of $25 million in the form of letters of credit, on derivative instruments in a net liability position.  If the credit-risk-contingent features included in certain derivative agreements were triggered, based upon the value of derivatives as at Sept. 30, 2009, the Corporation would be required to post an additional $32 million of collateral to its counterparties.

5.

HEDGING ACTIVITIES

Fair Value Hedges

No ineffective portion of fair value hedges was recorded for the three and nine months ended Sept. 30, 2009.

The following table summarizes the impact and location of fair value hedges on the Consolidated Statements of Earnings for the three and nine months ended Sept. 30, 2009:

Derivatives in fair value hedging relationships	Location of gain (loss) on statements of earnings	3 months ended Sept. 30, 2009	9 months ended Sept. 30, 2009
Interest rate contracts	Interest expense	(1)	13
Long-term debt	Interest expense	1	(13)
Net earnings impact		-	-

TRANSALTA CORPORATION / Q3 2009   21

Cash Flow Hedges

Forward sale and purchase contracts, as well as foreign exchange contracts, are used to hedge the variability in future cash flows. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.

For the three months ended Sept. 30, 2009, a pre-tax unrealized gain of $9 million (Sept. 30, 2008 – pre-tax unrealized gain of $687 million) was recorded in OCI for the effective portion of the cash flow hedges, and a pre-tax total of $59 million (Sept. 30, 2008 – $49 million) in amounts previously related to OCI was reclassified to net earnings.

For the nine months ended Sept. 30, 2009, a pre-tax unrealized gain of $321 million (Sept. 30, 2008 – pre-tax unrealized gain of $96 million) was recorded in OCI for the effective portion of the cash flow hedges, and a pre-tax total of $147 million (Sept. 30, 2008 – $85 million) in amounts previously related to OCI was reclassified to net earnings.

For the three months ended Sept. 30, 2009, a realized gain of $1 million (Sept. 30, 2008 – loss of $4 million) was recognized in earnings for the ineffective portion.  For the nine months ended Sept. 30, 2009, a realized loss of $2 million (Sept. 30, 2008 – loss of $5 million) was realized in earnings for the ineffective portion.

Over the next 12 months, the Corporation estimates that $82 million (Dec. 31, 2008 – $17 million) of after-tax gains will be reclassified from Accumulated Other Comprehensive Income (“AOCI”) and recognized in earnings.

The following tables summarize the impact of cash flow hedges on the Consolidated Statements of Comprehensive Income, Consolidated Statements of Earnings, and the Consolidated Balance Sheets for the three and nine months ended Sept. 30, 2009:

3 months ended Sept. 30, 2009
Effective portion				Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of gain (loss) reclassified from OCI	Pre-tax gain (loss) reclassified from OCI	Location of gain (loss) recognized in earnings	Pre-tax gain (loss) recognized in earnings
Interest rate	58	Interest expense	1	Interest expense	(1)
Foreign exchange	(25)	Foreign exchange gain (loss)	-	Revenue	2
		Property, plant, and equipment	-
Commodity	(24)	Revenue	(60)
OCI impact	9	OCI impact	(59)	Net earnings impact	1

22   TRANSALTA CORPORATION / Q3 2009

9 months ended Sept. 30, 2009
Effective portion				Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of gain (loss) reclassified from OCI	Pre-tax gain (loss) reclassified from OCI	Location of loss recognized in earnings	Pre-tax loss recognized in earnings
Interest rate	24	Interest expense	1	Interest expense	(2)
Foreign exchange	(15)	Foreign exchange gain (loss)	-	Revenue	-
		Property, plant, and equipment	(11)
Commodity	312	Revenue	(148)
OCI impact	321	OCI impact	(158)	Net earnings impact	(2)

Net Investment Hedges

For the three months ended Sept. 30, 2009, a net after-tax loss of $24 million (Sept. 30, 2008 – gain of $5 million), relating to the translation of the Corporation’s net investment in foreign operations, net of hedging, was recognized in OCI.  For the nine months ended Sept. 30, 2009, a net after-tax loss of $55 million (Sept. 30, 2008 – loss of $3 million), relating to the translation of the Corporation’s net investment in foreign operations, net of hedging, was recognized in OCI.

All net investment hedges currently have no ineffective portion.  The following table summarizes the pre-tax impact of net investment hedges on the Consolidated Statements of Comprehensive Income for the three and nine months ended Sept. 30, 2009:

Derivatives in net investment hedging relationships	Pre-tax gain (loss) recognized in OCI for the 3 months ended Sept. 30, 2009	Pre-tax gain (loss) recognized in OCI for the 9 months ended Sept. 30, 2009
Foreign exchange	(16)	(57)
Cross currency	(1)	(4)
Long-term debt	101	185
OCI impact	84	124

Summary

The following table summarizes the fair values of derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated as hedges:

As at	Sept. 30, 2009					Dec. 31, 2008
	Fair Value Hedges	Cash Flow Hedges	Net Investment Hedges	Not Designated as a Hedge	Total	Total
Financial derivative assets	20	322	2	32	376	421
Financial derivative liabilities	-	62	10	28	100	250

TRANSALTA CORPORATION / Q3 2009   23

6.

INVENTORY

Inventory includes coal, natural gas fuels, and emission credits which are valued at the lower of cost and net realizable value.  The classifications are as follows:

As at	Sept. 30, 2009	Dec. 31, 2008
Coal	86	45
Natural gas	5	5
Purchased emission credits	-	1
Total	91	51

The increase in coal inventory at Sept. 30, 2009 compared to Dec. 31, 2008 is primarily due to lower production at the Centralia and Alberta Thermal plants.

The change in inventory is outlined below:

Balance, Dec. 31, 2008	51
Net additions	44
Change in foreign exchange rates	(4)
Balance, Sept. 30, 2009	91

No inventory is pledged as security for liabilities.

For the three and nine months ended Sept. 30, 2009, no inventory was written down from its carrying value nor were any writedowns recorded in previous periods reversed back into earnings.

7.

INCOME TAX EXPENSE

The components of income tax expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2009	2008	2009	2008
Current tax expense	12	12	-	41
Future income tax (recovery)	4	(1)	-	(12)
Income tax expense	16	11	-	29

24   TRANSALTA CORPORATION / Q3 2009

8.

OTHER ASSETS

The components of other assets are as follows:

As at	Sept. 30, 2009	Dec. 31, 2008
Deferred license fees	22	21
Accrued pension benefit asset	16	9
Project development costs	4	4
Growth and productivity costs	10	-
Keephills 3 transmission deposit	8	-
Other	7	5
Other assets	67	39

Growth and productivity costs include financing costs related to debt facilities established to support the acquisition of Canadian Hydro Developers.  The Keephills 3 transmission deposit is TransAlta's proportionate share of a provincially required deposit for Keephills 3.  The full amount of the deposit is anticipated to be reimbursed over the next 10 years, as long as certain performance criteria are met.

9.

LONG-TERM DEBT AND NET INTEREST EXPENSE

As at	Sept. 30, 2009			Dec. 31, 2008
	Carrying value	Face value	Interest (1)	Carrying value	Face value	Interest (1)
Credit facilities (2)	744	744	0.9%	443	443	2.8%
Debentures	885	881	6.8%	682	681	6.8%
Senior notes (2009 - U.S.$1,100 million, 2008 - U.S.$1,100 million)	1,187	1,194	6.3%	1,352	1,344	6.3%
Non-recourse (2009 - U.S.$204 million, 2008 - U.S.$219 million)	222	222	7.5%	265	265	7.4%
Other	62	62	6.8%	66	66	6.7%
	3,100	3,103		2,808	2,799
Less: current portion	(240)	(240)		(244)	(244)
Total long-term debt	2,860	2,863		2,564	2,555
(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of Bankers' Acceptances and other commercial borrowings under long-term committed credit facilities.

On May 29, 2009, the Corporation issued debentures in the amount of $200 million.  These debentures bear interest at a rate of 6.45 per cent and mature in 2014.

The Corporation has converted $100 million fixed interest rate debt with a rate of 6.9 per cent to floating rates through the use of interest rate swaps. These interest rate swaps mature in June 2011 (Note 4).

The Corporation has converted U.S.$100 million fixed interest rate debt with a rate of 6.65 per cent to floating rates through the use of interest rate swaps. These interest rate swaps mature in May 2018 (Note 4).

TRANSALTA CORPORATION / Q3 2009   25

The components of net interest expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2009	2008	2009	2008
Interest on long-term debt	46	45	132	129
Interest income	(3)	(6)	(6)	(15)
Capitalized interest	(10)	(6)	(27)	(13)
Other	3	-	3	-
Net interest expense	36	33	102	101

The Corporation capitalizes interest during the construction phase of growth capital projects.

10.

ASSET RETIREMENT OBLIGATIONS

The change in the asset retirement obligation balances is summarized below:

Balance, Dec. 31, 2008	297
Liabilities incurred	2
Liabilities settled	(27)
Accretion expense	17
Revisions in estimated cash flows	3
Change in foreign exchange rates	(13)
279
Less: current portion	(48)
Balance, Sept. 30, 2009	231

The Corporation has a right to recover a portion of future asset retirement costs.  The estimated present value of these recoveries has been recorded as a long-term receivable.

11.

OTHER INCOME

During the second quarter of 2009, the Corporation sold 17 per cent of its Kent Hills project to Natural Forces Technologies Inc. for proceeds of $29 million, and recorded a pre-tax gain of $1 million. During the first quarter of 2009, the Corporation settled an outstanding commercial issue for a pre-tax gain of $7 million.

During the first quarter of 2008, mining equipment with a net book value of $2 million related to the cessation of mining activities at the Centralia coal mine was sold for proceeds of $7 million.

26   TRANSALTA CORPORATION / Q3 2009

12.

NON-CONTROLLING INTERESTS

The change in non-controlling interests is provided below:

Balance, Dec. 31, 2008	469
Distributions paid	(40)
Non-controlling interest portion of net earnings	27
Minority interest in Kent Hills (Note 11)	28
As at Sept. 30, 2009	484

The earnings attributable to non-controlling interests for the three and nine months ended Sept. 30, 2009 decreased $12 million and $11 million, respectively, due to lower earnings at CE Gen as a result of the expiration of the PPA between TransAlta’s Saranac facility and New York State Electric and Gas in June 2009, and lower earnings at TransAlta Cogeneration, L.P. (“TA Cogen”).  TransAlta continues to operate the facility in the merchant market.

13.

COMMON SHARES ISSUED AND OUTSTANDING

A.

Issued and outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.  At Sept. 30, 2009, the Corporation had 197.9 million (Dec. 31, 2008 – 197.6 million) common shares issued and outstanding.  During the three months ended Sept. 30, 2009, no shares (Sept. 30, 2008 – 0.1 million) were issued.  During the nine months ended Sept. 30, 2009, 0.3 million shares (Sept. 30, 2008 – 0.6 million) were issued.  In 2009, the shares issued were pursuant to the Corporation’s Performance Share Ownership Plan (“PSOP”) and therefore did not result in any cash proceeds.  In 2008, the shares issued were pursuant to the Corporation’s PSOP and stock options.

During both the three and nine months ended Sept. 30, 2009, no shares were acquired or cancelled under the Normal Course Issuer Bid (“NCIB”) program.

During the three and nine months ended Sept. 30, 2008, no shares, and 3.9 million shares, respectively, were acquired or cancelled under the NCIB program.

B.

Stock options

At Sept. 30, 2009, the Corporation had 1.5 million outstanding employee stock options (Dec. 31, 2008 – 1.7 million).  For the three months ended Sept. 30, 2009, no options were exercised, or cancelled, and no options expired.  For the three months ended Sept. 30, 2008, no options were exercised, or cancelled, and no options expired.

For the nine months ended Sept. 30, 2009, no options were exercised, 0.1 million options with a weighted average exercise price of $29.77 per share were cancelled, and 0.1 million options expired.  For the nine months ended Sept. 30, 2008, 0.3 million options with a weighted average exercise price of $20.54 per share were exercised resulting in 0.3 million shares issued, and 0.1 million options were cancelled with a weighted average exercise price of $27.15 per share.

For the three and nine months ended Sept. 30, 2009, stock based compensation expense related to stock options recorded in operations, maintenance, and administration expense was $0.3 million (Sept. 30, 2008 – $1 million) and $1.1 million (Sept. 30, 2008 – $3 million), respectively.

TRANSALTA CORPORATION / Q3 2009   27

14.

SHAREHOLDERS’ EQUITY

Unaudited	Common shares	Retained earnings	Accumulated Other Comprehensive Income	Total shareholders' equity
Balance, Dec. 31, 2008	1,761	688	61	2,510
Net earnings	-	102	-	102
Common shares issued	6	-	-	6
Dividends declared	-	(172)	-	(172)
Losses on translating net assets of self-sustaining foreign operations, net of hedges and tax	-	-	(55)	(55)
Gains on derivatives designated as cash flow hedges, net of tax	-	-	225	225
Derivatives designated as cash flow hedges in prior periods transferred to the balance sheet and net earnings in the current period	-	-	(103)	(103)
Balance, Sept. 30, 2009	1,767	618	128	2,513

The components of AOCI are presented below:

As at	Sept. 30, 2009	Dec. 31, 2008
Cumulative unrealized losses on translating self-sustaining foreign operations, net of hedges and tax	(62)	(7)
Cumulative unrealized gains on cash flow hedges, net of tax	190	68
Accumulated other comprehensive income	128	61

Normal Course Issuer Bid Program

On May 6, 2009, TransAlta announced plans to renew the NCIB program until May 6, 2010.  The Corporation received the approval to purchase, for cancellation, up to 9.9 million of its common shares representing five per cent of the 198 million common shares issued and outstanding as at April 30, 2009.  Any purchases undertaken will be made on the open market through the Toronto Stock Exchange at the market price of such shares at the time of acquisition. No purchases were made under the NCIB program through Sept. 30, 2009.

Details of the share purchases under the Corporation’s NCIB program are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2009	2008	2009	2008
Total shares purchased	-	-	-	3,886,400
Average purchase price per share	-	-	-	33.45
Total cost	-	-	-	130
Weighted average book value of shares cancelled	-	-	-	35
Reduction to retained earnings	-	-	-	95

28   TRANSALTA CORPORATION / Q3 2009

15.

CAPITAL

TransAlta’s capital is comprised of the following components:

As at	Sept. 30, 2009	Dec. 31, 2008	(Decrease)/ increase
Current portion of long-term debt	240	244	(4)
Less: cash and cash equivalents	(86)	(50)	(36)
	154	194	(40)
Long-term debt
Recourse	2,666	2,332	334
Non-recourse	194	232	(38)
Non-controlling interests	484	469	15
Shareholders’ equity
Common shares	1,767	1,761	6
Retained earnings	618	688	(70)
AOCI	128	61	67
	5,857	5,543	314
Total capital	6,011	5,737	274

TransAlta’s overall capital management strategy has remained unchanged from Dec. 31, 2008.

TransAlta monitors key credit ratios similar to those used by key rating agencies. While these ratios are not publicly available from credit agencies, TransAlta’s management has defined these ratios and seeks to manage the Corporation’s capital in line with the following targets:

	Sept. 30, 2009	Dec. 31, 2008	Target
Cash flow to interest (times) (1)	5.8	7.2	Minimum of 4
Cash flow to total debt (%) (1)	23.6	31.1	Minimum of 25
Debt to invested capital (%)	50.1	48.1	Maximum of 55
(1) Last 12 months.

For the three and nine months ended Sept. 30, 2009 and 2008, net cash outflows from operating activities, after dividends and capital asset additions, are summarized below:

	3 months ended Sept. 30			9 months ended Sept. 30
	2009	2008	Increase/ (Decrease)	2009	2008	Increase/ (Decrease)
Cash flow from operating activities	194	202	(8)	334	610	(276)
Dividends paid	(58)	(58)	-	(169)	(163)	(6)
Capital asset expenditures	(269)	(306)	37	(681)	(695)	14
Net cash outflow	(133)	(162)	29	(516)	(248)	(268)

For the three months ended Sept. 30, 2009, the increase in the total net cash flows resulted primarily from higher cash earnings.  For the nine months ended Sept. 30, 2009, the decrease in the total net cash flows resulted primarily from lower net earnings and less favourable working capital.  TransAlta seeks to maintain sufficient cash balances and committed credit facilities to fund periodic net cash outflows related to its business.

The financial terms and conditions of the Corporation’s credit facilities remain unchanged from Dec. 31, 2008.

On May 29, 2009, the Corporation issued debentures in the amount of $200 million which have financial terms and conditions similar to the other debentures of the Corporation.  The financial terms and conditions of all other debentures remain unchanged from Dec. 31, 2008.

TRANSALTA CORPORATION / Q3 2009   29

TransAlta’s formal dividend policy has remained unchanged from Dec. 31, 2008.

16.

RELATED PARTY TRANSACTIONS

On Dec.16, 2006, predecessors of TransAlta Generation Partnership (“TAGP”), a firm owned by the Corporation and one of its subsidiaries, entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the coal-fired plant.  The joint venture project is held in a partnership owned by Keephills 3 Limited Partnership (“K3LP”), a wholly owned subsidiary of the Corporation, and Capital Power Corporation.  TAGP will supply coal until the earlier of the permanent closure of the Keephills 3 facility or the early termination of the agreement by TAGP and the partners of the joint venture.  As at Sept. 30, 2009, TAGP had received $48 million from K3LP for future coal deliveries.  Commercial operation of the Keephills plant is scheduled to commence in the second quarter of 2011.  Payments received prior to that date for future coal deliveries are recorded in deferred revenues and will be amortized into revenue over the life of the coal supply agreement when operations commence.

CE Gen has entered into contracts with related parties to provide administrative and maintenance services.  The total value of these contracts are U.S.$3 million per year for the years ending Dec. 31, 2009 and 2010.

For the period November 2002 to November 2012, one of TransAlta’s subsidiaries, TA Cogen, entered into various transportation swap transactions with TAGP.  TAGP operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TAGP also provides management services to the Sheerness thermal plant, which is operated by Canadian Utilities Limited.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the swap transactions is equal to the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  TransAlta entered into an offsetting contract and therefore has no risk other than counterparty risk.

17.

CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage.  Although there can be no assurance that any particular claim will be resolved in the Corporation’s favour, the Corporation does not believe that the outcome of any claims or potential claims of which it is currently aware, when taken as a whole, will have a material adverse effect on the Corporation.

18.

COMMITMENTS

TransAlta’s estimate of total costs for Keephills 3 has increased by $100 million due to a change in TransAlta’s original expectations of the labour required to complete the project.  Commercial operations are expected to commence in the second quarter of 2011.

TransAlta’s estimate for the total cost of the Sundance Unit 5 uprate has increased by $5 million due to the reclassification of some costs out of planned maintenance to more accurately reflect the type of work being done.

On April 28, 2009, TransAlta announced plans to design, build, and operate Ardenville, a 69 megawatt (“MW”) wind power project in southern Alberta.  The capital cost of the project is estimated at $135 million.  Included in the purchase was an operational 3 MW

30   TRANSALTA CORPORATION / Q3 2009

wind power project in Southern Alberta. As at Sept. 30, 2009, the total capital incurred on this project was $26 million.  Commercial operations of the remainder of the facility are expected to commence in the first quarter of 2011.

On Jan. 29, 2009, TransAlta announced two efficiency uprates at its Keephills plant in Alberta.  Both Keephills units 1 and 2 will be upgraded by 23 MW each, to a total of 450 MW, and are expected to be operational by the end of 2011 and 2012, respectively.  The capital cost of the projects is estimated at $68 million.  As at Sept. 30, 2009, the total capital incurred on these projects was $2 million.

19.

PRIOR PERIOD REGULATORY DECISION

With respect to refunds owing by TransAlta for sales made by it in the organized markets of the California Power Exchange and the California Independent System Operator, the California Parties have sought rehearing of the Federal Energy Regulatory Commission’s (“FERC”) refusal and appealed the refusal to the U.S. Court of Appeals for the Ninth Circuit.  In a decision issued Aug. 24, 2007, which denied rehearing remanded matters to FERC, the Ninth Circuit ruled that FERC had properly excluded both the Summer Transactions and the CERS Transactions from the EL00-95 complaint proceeding.  FERC has yet to respond to the remand.

20.

GUARANTEES – LETTERS OF CREDIT

Letters of credit are issued to counterparties under some contractual arrangements with certain subsidiaries of the Corporation.  If the Corporation or its subsidiary does not perform under such contracts, the counterparty may present its claim for payment to the financial institution through which the letter of credit was issued.  Any amounts owed by the Corporation or its subsidiaries are reflected in the Consolidated Balance Sheets.  The letters of credit do not contain recourse provisions nor does the Corporation hold any assets as collateral against the guarantees issued.  All letters of credit expire within one year and are expected to be renewed, as needed, through the normal course of business.  The total outstanding letters of credit as at Sept. 30, 2009 totalled $296 million (Dec. 31, 2008 - $430 million) with no (Dec. 31, 2008 – nil) amounts exercised by third parties under these arrangements.  TransAlta has a total of $2.1 billion (Dec. 31, 2008 – $2.2 billion) of committed credit facilities of which $1.1 billion (Dec. 31, 2008 – $1.4 billion) is not drawn, and is available as of Sept. 30, 2009, subject to customary borrowing conditions.

TRANSALTA CORPORATION / Q3 2009   31

21.

SEGMENTED DISCLOSURES

A.     Each business segment assumes responsibility for its operating results measured to operating income.

3 months ended Sept. 30, 2009	Generation	COD	Corporate	Total
Revenues	659	7	-	666
Fuel and purchased power	(286)	-	-	(286)
	373	7	-	380
Operations, maintenance, and administration	116	9	19	144
Depreciation and amortization	106	1	4	111
Taxes, other than income taxes	5	-	-	5
Intersegment cost allocation	8	(8)	-	-
	235	2	23	260
	138	5	(23)	120
Foreign exchange gain				1
Net interest expense (Note 9)				(36)
Earnings before non-controlling interests and income taxes				85

3 months ended Sept. 30, 2008	Generation	COD	Corporate	Total
Revenues	770	21	-	791
Fuel and purchased power	(393)	-	-	(393)
	377	21	-	398
Operations, maintenance, and administration	129	17	15	161
Depreciation and amortization	102	1	5	108
Taxes, other than income taxes	5	-	-	5
Intersegment cost allocation	7	(7)	-	-
	243	11	20	274
	134	10	(20)	124
Foreign exchange loss				(4)
Net interest expense (Note 9)				(33)
Earnings before non-controlling interests and income taxes				87

9 months ended Sept. 30, 2009	Generation	COD	Corporate	Total
Revenues	1,970	37	-	2,007
Fuel and purchased power	(900)	-	-	(900)
	1,070	37	-	1,107
Operations, maintenance, and administration	434	25	66	525
Depreciation and amortization	330	2	14	346
Taxes, other than income taxes	17	-	-	17
Intersegment cost allocation	24	(24)	-	-
	805	3	80	888
	265	34	(80)	219
Foreign exchange gain				4
Net interest expense (Note 9)				(102)
Other income (Note 11)				8
Earnings before non-controlling interests and income taxes				129

32   TRANSALTA CORPORATION / Q3 2009

9 months ended Sept. 30, 2008	Generation	COD	Corporate	Total
Revenues	2,221	81	-	2,302
Fuel and purchased power	(1,095)	-	-	(1,095)
	1,126	81	-	1,207
Operations, maintenance, and administration	368	37	69	474
Depreciation and amortization	298	2	12	312
Taxes, other than income taxes	15	-	-	15
Intersegment cost allocation	22	(22)	-	-
	703	17	81	801
	423	64	(81)	406
Foreign exchange loss				(5)
Net interest expense (Note 9)				(101)
Equity loss				(97)
Other income (Note 11)				5
Earnings before non-controlling interests and income taxes				208

B.  Selected Consolidated Balance Sheet information

	Generation	COD	Corporate	Total
As at Sept. 30, 2009
Goodwill	103	30	-	133
Total segment assets	7,236	128	506	7,870

As at Dec. 31, 2008
Goodwill	112	30	-	142
Total segment assets	7,119	206	499	7,824

A change in foreign exchange rates has resulted in a $9 million decrease in goodwill in a self-sustaining foreign operation.

C.  Selected Consolidated Cash Flow information

3 months ended Sept. 30, 2009	Generation	COD	Corporate	Total
Capital expenditures	262	2	5	269

3 months ended Sept. 30, 2008
Capital expenditures	302	2	2	306

9 months ended Sept. 30, 2009	Generation	COD	Corporate	Total
Capital expenditures	664	3	14	681

9 months ended Sept. 30, 2008
Capital expenditures	685	5	5	695

TRANSALTA CORPORATION / Q3 2009   33

D.  Depreciation and amortization on Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Consolidated Statements of Earnings and Consolidated Statements of Cash Flows is presented below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2009	2008	2009	2008
Depreciation and amortization expense on Consolidated Statements of Earnings	111	108	346	312
Depreciation included in fuel and purchased power	9	1	29	16
Accretion expense included in depreciation and amortization expense	(5)	(5)	(17)	(16)
Other	1	1	1	4
Depreciation and amortization on Consolidated Statements of Cash Flows	116	105	359	316

22.

EMPLOYEE FUTURE BENEFITS

Costs recognized in the period are presented below:

3 months ended Sept. 30, 2009	Registered	Supplemental	Other	Total
Current service cost	-	-	1	1
Interest cost	6	1	-	7
Actual return on plan assets	(4)	-	-	(4)
Actuarial loss	1	-	-	1
Amortization of net transition asset	(3)	-	-	(3)
Defined benefit expense	-	1	1	2
Defined contribution option expense of registered pension plan	4	-	-	4
Net expense	4	1	1	6

3 months ended Sept. 30, 2008	Registered	Supplemental	Other	Total
Current service cost	1	-	-	1
Interest cost	5	1	-	6
Actual return on plan assets	(6)	-	-	(6)
Actuarial loss	-	1	-	1
Amortization of net transition asset	(2)	-	-	(2)
Defined benefit (income) expense	(2)	2	-	-
Defined contribution option expense of registered pension plan	4	-	-	4
Net expense	2	2	-	4

9 months ended Sept. 30, 2009	Registered	Supplemental	Other	Total
Current service cost	2	1	1	4
Interest cost	17	3	1	21
Actual return on plan assets	(14)	-	-	(14)
Actuarial loss	2	-	-	2
Amortization of net transition asset	(7)	-	-	(7)
Defined benefit expense	-	4	2	6
Defined contribution option expense of registered pension plan	14	-	-	14
Net expense	14	4	2	20

34   TRANSALTA CORPORATION / Q3 2009

9 months ended Sept. 30, 2008	Registered	Supplemental	Other	Total
Current service cost	3	1	1	5
Interest cost	15	2	1	18
Actual return on plan assets	(18)	-	-	(18)
Actuarial loss	1	1	-	2
Amortization of net transition asset	(7)	-	-	(7)
Defined benefit (income) expense	(6)	4	2	-
Defined contribution option expense of registered pension plan	13	-	-	13
Net expense	7	4	2	13

23.

SUBSEQUENT EVENTS

TransAlta has evaluated subsequent events through to Oct. 26, 2009, which represents the date the financial statements were issued. TransAlta has not evaluated any subsequent events after that date.

Keephills 3

On Oct. 26, 2009, the Board of Directors approved an increase in the construction cost of Keephills 3 to $988 million due to a change in TransAlta’s original expectations of the labour required to complete the project, and a change to the commencement of commercial operations from the first quarter of 2011 to the second quarter of 2011. The increase in construction cost is due to a change in TransAlta’s original expectations of the labour required to complete the project.  Even with the delay of operations and increased cost, Keephills 3 is still expected to meet TransAlta’s investment hurdles.

Carbon Capture and Storage (“CCS”)

On Oct. 14, 2009, the federal and provincial governments announced that TransAlta’s CCS project, Project Pioneer, has received committed funding of more than $750 million.  The funding is being provided as part of the Government of Canada’s $1 billion Clean Energy Fund and the Government of Alberta’s $2 billion CCS initiative.  The funding will support the undertaking of a Front End Engineering and Design (“FEED”) study to determine if the project is viable.  The FEED study is expected to cost $20 million; $10 million will come from the federal government, $5 million will come from the provincial government, and $5 million will come from TransAlta and from industry partners Alstom Canada and Capital Power Corporation.  The FEED study is expected to be complete in 2010 and if TransAlta proceeds with construction, the prototype plant has a targeted start-up date of 2015.

Offer to Acquire Canadian Hydro Developers, Inc. (“Canadian Hydro”)

On Oct. 5, 2009, TransAlta entered into a definitive pre-acquisition agreement with Canadian Hydro to acquire all of their issued and outstanding common shares for $5.25 per share in cash.  The transaction has a total value of approximately $1.7 billion, and has the unanimous support of the Board of Directors of both companies.  The amended offer is subject to certain conditions, including acceptance of the amended offer by holders of at least 66⅔ per cent of Canadian Hydro's common shares calculated on a fully-diluted basis.

On Oct. 23, 2009, TransAlta completed the acquisition and payment for approximately 87 percent of the outstanding common shares of Canadian Hydro.  TransAlta has extended its amended offer for common shares of Canadian Hydro to 3:00 p.m. (Calgary time) on Nov. 3, 2009 to allow additional time for Canadian Hydro shareholders to tender their shares.

Canadian Hydro operates 694 MW of wind, hydro and biomass facilities in Alberta, Ontario, Quebec, and British Columbia.  Canadian Hydro’s assets are highly contracted with counterparties of recognized standing.  On a combined basis, TransAlta and

TRANSALTA CORPORATION / Q3 2009   35

Canadian Hydro will have 9,144 MW of gross generating capacity in operation (8,657 MW net ownership interest).  The renewables portfolio will include 1,900 MW in operation, or 22 per cent of the combined portfolio.  In addition, there would be 543 MW net under construction and over 500 MW in advanced-stage development.

The transaction will be initially funded with new committed credit facilities that are fully underwritten by a Canadian chartered bank, which, along with existing credit facilities and internally generated cash will provide ample funding to take up and pay for all of the outstanding Canadian Hydro shares.  The transaction is not expected to impact TransAlta's dividend policy.

36   TRANSALTA CORPORATION / Q3 2009